Exhibit 99.1

Pan American Silver to Proceed with Dolores Pulp Agglomeration and Underground Expansion Project

(All amounts in US$ except unless otherwise indicated)

VANCOUVER, May 11, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") today announced that its Board of Directors has approved the investment of $112.4 million required to expand its Dolores mine in Chihuahua, Mexico, by adding a milling and pulp agglomeration circuit to improve silver and gold recoveries, as well as by developing an underground mine to extract mineral resources that exist beneath and to the south of the ultimate open pit (the "Project").

Commenting on the Project, Geoff Burns, CEO of Pan American said, "I am very pleased that our Board of Directors has approved the investment required to expand our Dolores mine. The Project is a low risk, modest cost, organic growth opportunity at a property that we know very well and where we already have a proven and capable operating team. Furthermore, it should yield excellent returns at both our reserve prices and at current prices for silver and gold."

In its news release dated June 23, 2014, Pan American announced positive results of a preliminary economic assessment ("PEA"), which indicated that the Project had the potential to generate excellent after-tax economic returns at metal prices of $22 per silver ounce and $1,300 per gold ounce.  A decision on whether or not to proceed with the Project was deferred at that time, in order to further de-risk the project. Over the last 10 months the Company has refined the metallurgical, capital and operating cost estimates, and gained further confidence in the performance of the mine's mineral resource model.

The economic model for the Project has been updated to recognize current economic conditions, including lower costs for reagents and diesel and favorable movements in the Mexican Peso vs US Dollar exchange rate, partially offset by modestly increased capital cost estimates for the construction of the pulp agglomeration plant, the underground mine and additional leach pad capacity.

Highlights

•        40% increase in the average annual silver production during the first five years from 4.5 million to 6.3 million ounces of silver

•        52% increase in the estimated annual gold production during the same period from 135,100 to 205,700 ounces

•        Increased life of mine metal production to 50 million ounces of silver and 1.5 million ounces of gold, from 41 million ounces of silver and 1.3 million ounces of gold

•        Construction of a 5,600 tonnes per day pulp agglomeration plant to treat the high grade portion of the mine production, increasing the overall processing rate to 20,000 tonnes per day from the current 16,500 tonnes per day

•        18% increase in estimated silver recovery and a 13% increase in estimated gold recovery for the high grade ore processed through the pulp agglomeration plant

•        Development of a 1,500 tonnes per day mechanized underground mine beneath and to the south of the ultimate open pit to provide supplemental high grade feed to the pulp agglomeration plant

•        Incremental initial capital has been estimated at $112.4 million, comprised of $73.0 million for the pulp agglomeration plant and $39.4 million for the underground mine

•        Estimated after-tax net present value (NPV)(2) of the incremental cash flow at an 8% discount of $46 million, with an internal rate of return of 35% and a capital payback period of 23 months, using current reserve metal prices of $18.50 per ounce of silver and $1,250 per ounce of gold

•        At long term metal prices of $20 per ounce of silver and $1,350 per ounce of gold, the estimated NPV at an 8% discount is $65 million, while the estimated internal rate of return is 43%

•        Cash cost per ounce of silver, net of by-product credits(3), is estimated to average a negative ($11.28) over the first five years and a negative ($8.46) over the life of mine

(1) The net present value ("NPV") is calculated based on the differential cash flow from expanding the mine versus status quo.
(2) Cash costs per ounce of silver, net of by-product credits, is a non-GAAP measure. Cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation, and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities, and accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities. Please refer to the section "Alternative Performance (non-GAAP) Measures" in the Company's Managements Discussion & Analysis for the quarter ended March 31, 2015, for a detailed description of the cash cost calculation, details of the Company's by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.

Burns added, "The Dolores Expansion Project, coupled with our La Colorada expansion that is well underway, should allow us to maintain and even increase our consolidated production profile for silver and gold even as the final reserves are exhausted at our highly successful Alamo Dorado mine over the next couple of years."

The results of the PEA are preliminary in nature in that they include inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Expansion Project - Scope

The scope of the Project remains virtually unchanged from the PEA dated effective May 31, 2014, with construction of a 5,600 tpd pulp agglomeration plant estimated over a period of approximately 18 months and development of a 1,500 tpd underground mine over the next 24 months. Upon Project completion, Dolores' total heap ore placement rate will increase from today's 16,500 tpd to approximately 20,000 tpd, in time to capitalize and improve overall recovery rates from the higher grade material that exists deeper in the deposit and which we have scheduled to be mined starting in 2017 as pre-stripping waste mining continues to advance at a satisfactory pace. The higher grade material from the open pit and underground will be ground and cement agglomerated with the crushed lower grade portion of the open pit mined material and together conveyed to the heap leach pad for leaching. The Project contemplates commissioning the pulp agglomeration plant at the beginning of 2017.

Underground development of the mine access ramp has already started and will continue through 2017 to access the high grade material, with underground production expected to reach capacity of 1,500 tpd in 2018. A mechanized and highly-efficient open stoping mining method is planned in order to take advantage of the anticipated good ground conditions, based on the geotechnical studies conducted on our available drill core in the area of the mineralized zones.

The pulp agglomeration plant will allow the Company to harvest increased silver and gold recoveries of 18% and 13%, respectively for the high-grade material fed to the pulp agglomeration plant. In addition the time required for ultimate silver recovery will be reduced from 6 years to 2 years and the time for ultimate gold recovery will be reduced from 3 years to 1 year for all material processed through the pulp agglomeration plant.

After Project completion, annual silver production will increase approximately 40% to 6.3 million ounces and gold production will rise approximately 52% to 205,700 ounces for the first five years. Life of mine, the Project will boost silver production by approximately 8.9 million ounces and gold production by 257,400 ounces.

Updated Operating and Capital Costs

Cost savings currently being realized and the increased production rates from the addition of the pulp agglomeration plant and underground mine will significantly reduce operating unit costs. These unit cost savings will drive cash costs per ounce down 63% to a negative $(11.28) per silver ounce, net of by-product gold credits for the first five years of operation, and 13% to a negative $(8.46) over the life of the project when compared to continuing with the existing open pit and heap leach circuit.

The new initial capital investment has been estimated at $112.4 million, $7.9 million higher than the original estimate disclosed in the PEA, primarily due to some necessary scope additions. The pulp agglomeration plant will require an investment of $73 million, while underground mine development and construction is estimated to be $39.4 million.

Sustaining capital costs over life-of-mine are estimated at $173.9 million, $3.6 million higher than the original estimate disclosed in the PEA, primarily due to anticipated increases in heap leach pad construction cost estimates, offset by reduced underground tonnages (due to lower metal prices and a deeper ultimate pit design). The differential sustaining capital over the life of the mine is now $42.5 million versus the differential capital in the PEA of $51.5 million.

Economic Evaluation

The Project's estimated life-of-mine internal rate of return ("IRR"), NPV and payback period at the different price scenarios used is detailed in the following table:

Scenario	IRR	NPV @ 8%	Payback Period
Low Case (Ag $17.00/oz, Au $1,150/oz)	26%	$28 million	26 months
Base Case (Ag $18.50/oz, Au $1,250/oz)	35%	$46 million	23 months
High Case (Ag $20.00/oz, Au $1,350/oz	43%	$65 million	21 months

The Company believes that Dolores' expansion provides a healthy IRR at the Company's current long-term reserve prices and can be entirely financed using its current balance sheet. The Project is considered relatively low-risk given it is an organic growth project of a stable operating asset in Mexico, at a time when industry costs are trending downward, particularly in engineering, equipment procurement and construction contracting for the execution of the Project.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Michael Steinmann, P.Geo., President, Martin Wafforn, P.Eng., VP Technical Services, and Americo Delgado, P.Eng., Director Metallurgy, who are Qualified Persons for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (''NI 43-101''). For further technical information relating to the Project, please refer the NI 43-101 technical report entitled "Technical Report for the Dolores Property, Chihuahua, Mexico - Preliminary Economic Assessment of a Pulp Agglomeration Treatment and Underground Option" with an effective date of May 31, 2014, filed on SEDAR at www.sedar.com.

NOTE ON FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE THE WORDS, "ESTIMATES", "EXPECTS", "PROJECTS", "PLANS", "CONTEMPLATES", "CALCULATES", "OBJECTIVE", "POTENTIAL" "WILL" AND OTHER SIMILAR WORDS AND EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE SUCCESSFUL EXPANSION OF THE DOLORES MINE; THE RESULTS OF THE PEA, INCLUDING FORECASTS OF IRR,  CAPITAL, SUSTAINING AND OPERATING COSTS, AND PAYBACK PERIOD; FUTURE PRODUCTION OF SILVER AND GOLD AND THE TIMING AND RATES FOR SUCH PRODUCTION; MINE-LIFE OF THE DOLORES MINE; EXPECTED MINING AND PROCESSING RATES; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND GOLD; THE SUFFICIENCY OF PAN AMERICAN'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE CAPITAL NECESSARY TO EXPAND THE DOLORES MINE AND THE TIME-LINE FOR ANY SUCH EXPANSION WORK; THE ACCURACY OF MINERAL RESOURCE AND RESERVE ESTIMATES; THE ESTIMATE OF METALLURGICAL RECOVERIES FOR SILVER AND GOLD; THE ESTIMATED COST OF SUSTAINING CAPITAL; AND ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS.

THESE STATEMENTS REFLECT CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND ASSUMPTIONS AND ESTIMATES HAVE BEEN MADE BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN PRICES FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES AND INPUTS (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN PAN AMERICAN'S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH PAN AMERICAN HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

NOTE FOR US INVESTORS

THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON MINERAL RESOURCE ESTIMATES PREPARED IN ACCORDANCE WITH CANADIAN NI 43-101 AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, AND MINERAL RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON ''INDICATED RESOURCES'' AND ''INFERRED RESOURCES''. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ''RESERVE'' UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF AN "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE". U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES.  DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero, Manager, Investor Relations, (604) 684-1175,ir@panamericansilver.com

CO: Pan American Silver Corp.

CNW 21:30e 11-MAY-15